

Franklin Electric

Investor Discussions

September, 2009

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

Any forward-looking statements contained herein, including those relating to market conditions or the Company's financial results, expense reductions, liquidity expectations, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company's business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, included in Item 1A of Part I of the Company's Annual Report on Form 10-K for the fiscal year ending January 4, 2009, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company's Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.

Topics

Financials;   Page

    – History   5

    – 2Q and YTD Results   6

    – Response to global recession   8

    – Outlook   12

Strategy;

    – Water   15

    – Fueling   18

Corporate Overview

- Leading global manufacturer/supplier of complete water pumping and fueling systems
  - First water-lubricated, reliable submersible motor for water systems
  - First submersible motor for fueling systems
- Founded in 1944
- NASDAQ: FELE (23mm shares outstanding)
- YE 2008: Sales - $746mm; Assets - $694mm; Headcount – 3,500
- Sales splits: Water – 75% & Fuel - 25%; U.S. – 53% & International – 47%



Winnipeg
Toronto
Fresno, CA
Orange, CA
Bluffton, IN
Sanford, FL
Linares
Monterrey
Wittlich
Brno
Berzo Demo
Dueville
Motta di Livenza
Beijing
Tokyo
Suzhou
Shanghai
Singapore
Joinville
Botswana
Edenvale
Randburg
Johannesburg
Melbourne
Headquarters
Offices/Warehouse facilities
Manufacturing Facilities
U.S. Manufacturing:
Little Rock, AR
Wilburton, OK
Oklahoma City, OK
Saco, ME
Grant Co., IN
Madison, WI

4

Financial History



(a) Before the impact of one time restructuring charges.

2nd Quarter and YTD 2009 Financial Summary

	2nd Qtr. 2009	**Change vs. 2008**
Sales	$165.3 M	- 18%
EPS (before Restructuring Expense)	$0.36	-45%

	YTD June 2009	**Change vs. 2008**
Sales	$315.1 M	- 17%
EPS (before Restructuring Expense)	$0.56	- 45%

Sales Bridge

1H 2008 vs. 1H 2009


$377.7 mil
($22.3 mil)
Foreign Exchange
($31.9 mil)
US/Canada Water
($16.6 mil)
Fueling
$8.2 mil
International Water
$315.1 mil
Sales ($)
1st Half 2008
1st Half 2009

- Housing starts & customer inventory reductions
- Partially offset by Franklin share growth

Response to Global Recession

1. Cost reductions
2. Improving water margins
3. Generating cash

Costs Reductions

	2009 Full Year Cost Reduction vs. 2008[2]	1st Half of 2009 Cost Reduction vs. 2008
Direct Labor & Material	-$9 M to -$13 M	-$4.2 M
SG&A Spending[1]	-$7 M	-$5.5 M
Fixed Manufacturing Spending[1]	-$7 M	-$2.9 M
Total	**-$23 M to -$27 M**	**-$12.6 M**

Ongoing SG&A and Fixed Manufacturing Cost Reductions Beyond 2009

1) Includes Vertical acquisition
2) The cost savings estimates will depend on the required manufactured volume and sales mix of our products and foreign currency rates.

Improve Water operating margins (a)



Water Systems margins should exceed 2008 in both 3Q and 4Q

(a) Before the impact of restructuring charges.

Generating Cash

Cash Generated From Operations – 1H



Inventory Balances – June to June



Capital Expenditures – 1H



Revolver Debt Outstanding – June to June



Strong Cash Generation Used To Pay Down Debt

11

Outlook (a)

Water

- 3Q sales down but at a lower rate than in the 2Q
- 4Q sales in line with 2008
- Margins should exceed 2008 in both 3Q and 4Q

Fueling

- Significant decline in sales and margins in the 3Q
- 4Q sales and margins depend on California enforcement of January 1, 2010 deadline for vapor recovery

Consolidated

- 3Q margins will be below prior year

(a) Margins are operating income as a percent of net sales before restructuring expenses.

Strategic Focus

Residential, Agricultural & Commercial Water Systems
$5.2 B global market potential*

Petroleum Equipment
$1.2 B global market potential*



- **Brand equity**
- **Leadership position**
- **Growing globally**
- **Fragmented customer base**
- **Fragmented supply base**



* Current Franklin management estimates

Product/Market Sales Mix

2008 Sales - $745.6 mil



Water Systems

Product Line Extensions and Geographic Expansion

	1950s	**1980s**	**2005**	**2006**	**Today**
	Franklin Submersible Motor	Sub Motors, Controls and Drives	Sub Motors, Controls, Drives and Clean water Pumps	Sub Motors, Controls, Drives, Clean water and Wastewater Pumps	Ongoing Product Line Extension and Global Expansion
					
Water Sales	**$7 M** (1959)	Approx **$160 M** (1989)	**$340 M**	**$466 M**	**$557 M** (2008)
% Franklin Water Sales in International Markets	≈ 10%	≈ 20%	≈ 40%	≈ 40%	≈ 55%

Water Systems Growth Initiative
Product Line Extensions and Geographic Expansion

Existing Products
Existing Geographic Markets

- Work with distributors who carry Franklin submersible motor products to earn a growing pump market position

Product Line Extensions
Existing Geographic Markets

- Differentiated Products
  - Constant Pressure Systems
  - Pressure Boosting Systems
  - Fabricated Stainless Steel Pumps

Existing Products
New Geographic Markets

- High Growth Regions
  - Developing Markets

Product Line Extensions
New Geographic Markets

Water Systems
International Sales Growth



Fueling Systems
Product Line Extensions and Geographic Expansion

1960s	**1980s**	**1990s**	**2000s**	**Today**
Franklin Explosion-Proof Submersible Motor	FEPetro Pumps	FEPetro Pumps and Drives	Adjacent Products	Ongoing Product Line Extension and Geographic Expansion

    

Franklin Fueling Sales	**$0.5 M** (1969)	**$1 M** (1989)	**$21 M** (1999)	**$92 M** (2006)	**$189 M** (2008)

Fueling Systems Growth Initiative
Product Line Extensions and Geographic Expansion

Existing Products
Existing Geographic Markets

- Replacement Business

- Pressure Systems for Europe

- Vapor Recovery India/China

Product Line Extensions
Existing Geographic Markets

- European Community Vapor Recovery Mandate (2018)
- Entry Level Tank Gauge

Existing Products
New Geographic Markets

- High Growth Regions
  - Developing Markets

Product Line Extensions
New Geographic Markets



Appendix

Earnings and Earnings Per Share Before and After Restructuring Expense

(in Million US $ except Earnings Per Share)

	For the Second Quarter		
	2008	**2009**	**Change**
Net Income Attributable to FE Co., Inc.	$15.3	$5.8	-62%
Restructuring Expense (Before Tax)	-	$3.8	
Average Fully Diluted Shares Outstanding	23.174	23.286	0%
Fully Diluted Earnings Per Share Reported	$0.66	$0.25	-62%
Restructuring Expense Per Share	-	$0.11	
Fully Diluted Earnings Per Share Before Restructuring Expense	$0.66	$0.36	-45%

EBITDA Reconciliation to Net Income (Unaudited)

(in Million US $)

	For LTM Ended 2nd Quarter	
	2008	**2009**
Net Income (as reported)	$40.6	$30.4
Depreciation and Amortization	$22.7	$24.5
Interest Expense, Net	$10.1	$10.4
Provision for Income Taxes	$21.5	$15.2
Estimated EBITDA for Acquisitions (a)	$2.9	$2.1
Add-back for Certain Costs (b)		$3.2
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	$97.8	$85.8
Total Debt (as reported)	$222.1	$166.5
Total Debt Divided by EBITDA	2.3	1.9

The Company presents the non-GAAP measure gross debt to EBITDA ratio because it is an important covenant in the Company's principal credit agreements that is closely monitored by management. A table showing how EBITDA (earnings before interest, taxes, depreciation and amortization) is derived from net income and the calculation of the ratio follows the financial statements included in this press release.

(a) For 2008, includes impact of Monarch, Pump Brands, and Industrias Schneider acquisitions. For 2009, includes impact of Vertical acquisition.

(b) In 2009, the Company agreed with the lenders that certain of the restructuring costs will be added back to the EBITDA calculation.

Operating Income Before and After Restructuring Expense

(in Million US $ except Earnings Per Share)

	2nd Quarter		
	2008	**2009**	**Change**
Operating Income Attributable to FE Co., Inc.	$26.4	$10.8	-59%
Restructuring Expense (Before Tax)		$3.8	
Operating Income Before Restructuring Expense	$26.4	$14.6	-45%

	1st Half		
	2008	**2009**	**Change**
Operating Income Attributable to FE Co., Inc.	$41.5	$18.6	-55%
Restructuring Expense (Before Tax)		$4.7	
Operating Income Before Restructuring Expense	$41.5	$23.3	-44%

